SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Q1 '12 IMS

News Release

Aviva plc

Interim management statement for the three months to 31 March 2012

17 May, 2012

A solid start to 2012

Aviva plc today announced its Q1 2012 Interim Management Statement. In a challenging economic environment, operating profit for the quarter is marginally down compared to the same period last year due to the deconsolidation of Delta Lloyd and the sale of RAC. Adjusting for these, operating profit has marginally increased.

Aviva continues to focus on capital and operating capital generation. Aviva's estimated IGD solvency surplus at 31 March 2012 was £3.2 billion, ahead of the full year 2011 position (FY11: £2.2 billion) and in line with the position at 29 February 2012 (£3.3 billion). Aviva generated £0.5 billion operating capital in the first quarter and the IFRS Net Asset Value per share increased to 445 pence (FY11: 435 pence).

Long-term savings sales were down 5% at £7.5 billion (1Q11: £7.8 billion) as a result of tough market conditions. General insurance and health net written premiums were level with last year at £2.2 billion (1Q11: £2.2 billion).

Profitability levels are in line with targets: in life insurance the new business internal rate of return was 13.3% (1Q11: 13.7%) and the Group general insurance combined operating ratio was 96% (1Q11: 97%).

John McFarlane, Executive Deputy Chairman, commented:

"Although the economic environment remains uncertain, we have delivered a solid operating performance during the first three months of 2012 and profitability in both our life and general insurance businesses is in line with targets.

"We have begun the process of identifying a new CEO for the Group, internally and externally.  We expect this will take the remainder of this year, as we need to appoint the best person in the world available to us.  In the interim, I will act as Executive Chairman to ensure we take the necessary actions and decisions to improve the standing and performance of the Group, and to accelerate these actions. I am excited to be playing a pivotal role at what is clearly an important time for Aviva.

"My first task is to make an improvement in the capital and financial strength in the group as well as an improvement in our financial performance.  Whilst not underestimating the significance of the challenge I am optimistic of the outcome.

"To this end, last week I announced a new set of priorities for Aviva:

•
Firstly a strategic review of all our businesses to ensure we are focused on the right segments; that we put in place plans to advance the performance and position of our businesses strategically, and exit sensibly those that are not part of our future. These will be reviewed by me and subsequently the Board in June, and we will provide an update to you in July.

•	Secondly to build the capital base and improve the balance sheet strength of the group.

•
Thirdly a profit and value improvement programme involving the dynamic reallocation of capital across our businesses, identifying sources of segmental revenue growth, and improvement in our operating margins and return on capital.

•	Finally a continuous advancement in the foundation of the group and our position with all stakeholders and a frank and open communication with shareholders.

"Aviva has a strong brand, dedicated people and I believe the business has a great future."

World-wide total sales (excluding Delta Lloyd and RAC)

	Quarter 1 2012 £m	Quarter 4 2011 £m	Quarter 1 2011 £m	Sterling % change on 4Q11	Sterling % change on 1Q11	Local currency % change on 1Q11
Total long-term savings sales	7,465	7,763	7,843	(4%)	(5%)	(4%)
General insurance and health net written premiums	2,236	2,195	2,242	2%	0%	0%
World-wide total sales	9,701	9,958	10,085	(3%)	(4%)	(4%)

IRR

	Quarter 1 2012	Quarter 1 2011
Group IRR (excluding Delta Lloyd)	13.3%	13.7%

United Kingdom	15%	16%
Ireland	3%	7%
United Kingdom & Ireland	13%	14%
France	11%	10%
United States	13%	14%
Spain	16%	22%
Italy	12%	12%
Poland	23%	22%
Asia	13%	13%
Other Higher Growth markets	24%	19%

General insurance combined operating ratio (excluding Delta Lloyd and RAC)

	Quarter 1 2012	Quarter 1 2011
Group	96%	97%

United Kingdom & Ireland	97%	100%
France	91%	89%
Canada	95%	98%

Capital position

	31 March 2012	31 December 2011
IFRS net asset value per share	445p	435p
MCEV net asset value per share	506p	441p
Estimated IGD solvency surplus	£3.2bn	£2.2bn

	31 March 2012	31 March 2011
Operating Capital Generation	£0.5bn	£0.2bn

Contacts

Investor contacts	Media contacts	Timings	Contents
Pat Regan +44 (0)20 7662 2228 Charles Barrows +44 (0)20 7662 8115 David Elliot +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sue Winston +44 (0)20 7662 8221	Real time media conference call 0730 hrs BST Analyst conference call 0930 hrs BST Tel: +44 (0)20 7162 0025 Conference ID: 915458	Business and financial review 1 Business performance 3 Statistical supplement 6

Media
The Aviva media centre at www.aviva.com/media includes images, company information and news release archive. Photographs are available on the Aviva media centre at www.aviva.com/media.

Business and financial review

A solid start to 2012...

Aviva's operating performance during the first three months of 2012 has been solid. Although the market environment is still uncertain, we have remained focused on allocating capital to our chosen markets where we can earn higher returns and increase operating capital generation. Operating profit for the quarter is down marginally compared to last year due to the deconsolidation of Delta Lloyd and the sale of RAC.

...with good operating capital generation

We generated £0.5 billion operating capital in the first quarter, including £0.1 billion benefit from a reinsurance transaction in the UK, and delivered solid profitability levels in both general insurance and life insurance.

A clear focus on profitability in life insurance...

Life insurance profitability is in line with our target. Our disciplined approach to writing life insurance new business underpinned the group internal rate of return of 13.3%. Long term savings sales stood at £7.5 billion, down 5% as a result of the macroeconomic environment in some of our markets and our continued actions to moderate sales of capital intensive products.

In our newly-formed UK & Ireland business life and pension sales were slightly reduced at £2,642 million (1Q11: £2,793 million). In the UK, life and pension sales were £2,443 million with a life new business IRR of 15%. Pension sales in the UK increased 12% and we made further progress in individual annuities and in protection where sales increased 20%. In Ireland, market conditions remain difficult and we continue to restructure the business to improve profitability.

Market conditions remain subdued in our continental eurozone markets, with life and pension sales in Italy and Spain down 23%, and in France life and pension sales declined 14%.

In the US, life and pensions sales increased against a low comparator. As a result we expect sales growth compared with the prior year to moderate in the remainder of 2012.

In our higher growth markets, Asian life and pension sales increased with a particularly strong performance in Singapore, whilst sales in China were down due to intensive pricing competition from bank deposits. In Poland, subdued consumer demand led to a decline in life and pension sales with a shift of focus toward unit linked and protection business.

...and profitable growth in general insurance.

In general insurance the combined operating ratio improved to 96%, driven by our strength in underwriting and the significant improvements we have made over a number of years in costs and customer service.

General insurance and health net written premiums stood at £2.2 billion. In the UK, excluding Ireland, we continued to make good progress, growing the business in those areas where we can earn higher returns. Underlying general insurance sales in the UK were up 3%, excluding both RAC and a one-off corporate partner deal in 1Q11, and we now have approximately 2.3 million personal motor customers with 70,000 new customers since the start of the year. In Canada sales increased by 7% and in total in our other markets sales increased marginally.

Asset management

Aviva Investors increased net funded external sales to over £1 billion in the first quarter and investment performance continues to be good in a challenging economic environment.

Capital management

The estimated group regulatory capital surplus based on the EU Insurance Groups' Directive (IGD) as at 31 March was £3.2 billion. This is after accruing for the 2011 final dividend of £0.4 billion (net of scrip) and also reflects market movements in the quarter.

Managing the IGD position remains a key focus for us and there are a wide range of actions we can take to mitigate the adverse impact of market movements on the underlying capital generation of the group. These include re-insurance and securitisation as well as on-going earnings generation.

We have continued our equity hedging program - the IGD surplus would be reduced by approximately £0.3 billion in the event of a 20% fall in equity markets from the level at the end of the quarter and by an additional £0.2 billion if markets fell a further 20%.

Our estimated economic capital coverage ratio remains in the range c145% - 150% in line with the FY11 preliminary announcement.1

At the end of the first quarter we had liquid assets of £1.4 billion at the centre of the group. In addition, the group also had access to unutilised committed credit facilities of £2.1 billion provided by a range of leading international banks.

Last month we took advantage of favourable conditions and substantial demand in the credit market to raise $650 million (£400 million) through a hybrid debt issue. We are firmly committed to our plans to reduce hybrid debt, although in the current economic environment we will do this over the medium term.

Asset quality

Our shareholder asset exposure (net of minorities) to debt securities of the governments of Greece, Ireland, Italy, Spain and Portugal (including local authorities and government agencies) at 31 March 2012 was £1.3 billion (FY11: £1.3 billion). We have minimal exposure to the government securities of Greece and Portugal.

Our shareholder asset exposure (net of minorities) to debt securities of banks at 31 March 2012 was £6.3 billion (FY11: £5.9 billion). Within this total £4.1 billion is either covered or senior debt (FY11: £3.7 billion).

Net asset value

The IFRS net asset value per share has increased by 10 pence since FY11 to 445 pence per share driven by the underlying profitability of the business and market movements. There have been adverse movements in the Delta Lloyd yield curve in 1Q12 and the net impact of these included in the Aviva net asset value is a reduction of approximately 7 pence.

The MCEV net asset value per share has risen by 65 pence to 506 pence since FY11, driven mainly by the impact of equity market gains and narrowing credit spreads. There have been adverse movements in the Delta Lloyd yield curve in 1Q12 and the net impact of these included in the Aviva net asset value is a reduction of approximately 7 pence.

Reshaping to simplify and grow

In April we announced a new, flatter organisation as part of our strategy to simplify and bring more focus to the business. As we reduce the number of countries we operate in we have decided to remove the regional layer of our structure and appoint the chief executives of our three largest businesses to the Group Executive Committee.

The changes will result in a simpler and more efficient organisation delivering operational benefits, accelerating delivery of our strategy and providing opportunities for profitable growth. We are moving ahead with these plans and look forward to updating the market further about them, and the associated cost savings, at an investor and analyst event to be held before the interim results.

1The economic capital surplus represents an estimated unaudited position. The capital requirement is based on Aviva's own internal assessments and capital management policies. The term `economic capital' does not imply capital as required by regulators or other third parties. Pension scheme risk is allowed for, through a period of five years of stressed contributions.

Business performance

Developed Markets

In our UK life business long-term sales increased 1% to £2,875 million (1Q11: £2,840 million) in line with our focus on writing profitable new business. Life and pension sales, excluding bulk purchase annuities, increased 6%. Life new business IRR was 15% (1Q11: 16%).
      We delivered strong growth in key product lines. In pensions, sales were up 12% to £1,264 million (1Q11: £1,124 million). We performed well in individual annuities where we are the market leader, with sales of £641 million (1Q11: £645 million) and in protection with sales 20% higher at £300 million (1Q11: £250 million).
      Bulk purchase annuity sales were lower at £21 million (1Q11: £140 million) as we chose not to write business that did not meet our profitability criteria.

Our UK general insurance business continues to deliver good levels of profitability with a combined operating ratio of 97% (1Q11: 100% excluding RAC). This reflects our ongoing focus on underwriting and claims management in 1Q12. While net written premiums were lower at £974 million (1Q11: £1,013 million excluding RAC), underlying sales were up 3% when the contribution from a one-off corporate partner deal in 1Q11 is excluded.
Personal lines profitability has been good in the quarter with rate growth of 6% in personal motor and 3% in homeowner. Commercial motor rates remain firm in response to rising claims costs and we are starting to see the benefit of the actions taken to improve profitability. We continue to take a disciplined approach to writing business in the competitive commercial non-motor markets, where rating remains in low single digits.

Good progress is being made integrating our UK and Irish businesses. Ireland remains a difficult market and profitability is not yet at acceptable levels: life and pension sales decreased 29% to £199 million (1Q11: £280 million) reflecting the challenging market environment and general insurance net written premiums were lower reflecting continued soft market conditions. Our joint venture with AIB in Ireland was closed to new business from 31 March 2012. Total sales in 2011 through this JV were £432 million.

In France, life and pensions sales declined 14%, broadly in line with the market. The majority of the French sales decline was driven by the AFER product. However, following the 2011 annual AFER rate announcement in January, the AFER business has experienced a partial recovery. Sales through our partnership with Crédit du Nord were resilient, decreasing 2%, a 1% increase on a local currency basis. Protection sales have increased by 5% to £54 million following the introduction of a new long term care product last year. General insurance and health continues to perform well, with net written premiums increasing by 3% mainly due to rate increases.

In Spain difficult economic conditions continue and total life and pensions sales have decreased by 23%. The lending market has been weak and mortgage approvals fell by 41%* but our sales of protection were resilient, helped by targeted sales campaigns in the first quarter, and reduced only 18% (15% on a local currency basis).

In Italy our actions to reduce sales of capital intensive with-profit products led to a decline of 23% in life and pensions sales this quarter. Our focus on adjusting the sales mix has enabled us to retain our leading position in the protection sector although we were impacted by the decline in the mortgage market.

In the US life and annuity sales grew 32% to £1,034 million (1Q11 £786 million), with annuity sales increasing 38% and life sales 17%. The life new business IRR was 13% (1Q11: 14%). Sales in 1Q11 were particularly low and as a result we expect sales growth compared with the prior year to moderate considerably in the remainder of 2012.

In Canada general insurance sales increased 7% to £454 million (1Q11: £426 million). This was led by strong growth in our motor insurance business. Our combined operating ratio improved to 95% due to the benefits of benign weather and our continued focus on writing profitable business, managing costs and using technology to enhance underwriting capabilities.

* According to the Instituto Nacional de Estadistica based on a 41% decrease in the total value of mortgage approvals from the three months to Feb 2011 and the three months to Feb 2012

Higher Growth Markets

In Singapore our bancassurance agreement with DBS Bank continued its strong sales performance. Overall life and pension sales in Singapore were up 56% to £126 million (1Q11: £81 million).

In China the overall market was impacted as bank deposit rates continue to be attractive and insurers shifted their focus from single premium to regular premium sales. Life and pension sales were down 20% to £89 million (1Q11: £111 million) as we saw keen competition in the broker channel where competitors offered large incentives to buy market share.

In India, although life and pension sales were flat at £36 million (1Q11: £36 million), sales increased 9% on a local currency basis as a result of changes in the product mix and improvements to distribution that started in 2011.

In Poland economic concerns subdued consumer demand, contributing to a decline in life and pensions sales of 28%. We have focused the direct sales force on higher profitability unit-linked and protection products which has improved the mix of these products this quarter (1Q12: 73%, 1Q11: 57%). In general insurance there was a 7% increase in net written premiums (14% increase on a local currency basis), supported by improved retention and rate increases.

Aviva Investors

Aviva Investors continued to grow in the first quarter. Net funded external sales were £1.2 billion, up 100% on 1Q11. Further institutional mandates were won in the UK, Middle East and North America.
      Assets Under Management were £273 billion (FY11: £263 billion), driven by positive net sales and capital appreciation, which offset adverse foreign exchange movements.

Investment performance continued to be good in a challenging economic environment. 76% of institutional funds performed above benchmark where a benchmark is specified (1Q11: 78%), with 71% of portfolios performing above median against a relevant peer group (1Q11: 74%).

Notes to editors

Aviva provides 43 million customers with insurance, savings and investment products.

We are the one of the UK's largest insurers and one of Europe's leading providers of life and general insurance.

We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive. Follow us on twitter @avivaplc.

All figures have been translated at average exchange rates applying for the period. The average rates employed in this announcement are 1 euro = £0.83 (3 months to 31 March 2011: 1 euro = £0.85) and US$1 = £0.64 (3 months to 31 March 2011: US$1 = £0.63).

Income statements and cash flows of foreign entities are translated at average exchange rates while their balance sheets are translated at the closing exchange rates on 31 March 2012.

Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").

This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the presentation include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of various local political, regulatory and economic conditions; market developments and government actions regarding the sovereign debt crisis in Europe; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates;  the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; a cyclical downturn of the insurance industry; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; the impact of catastrophic events on our business activities and results of operations; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and  the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report Form 20-F as filed with the SEC on 21 March 2012. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Statistical supplement

Contents

Analyses

1.   Geographical analysis of life, pensions and investment sales

2.   Product analysis of life and pensions sales

3.   Trend analysis of PVNBP - cumulative

4.   Trend analysis of PVNBP - discrete

5.   Geographical analysis of regular and single premiums- life and pensions sales

6.   Geographical analysis of regular and single premiums- investment sales

7.   Trend analysis of general insurance and health net written premiums - discrete and cumulative

8.   Sovereign exposures

9.   Exposure to worldwide bank debt securities

1 - Geographical analysis of life, pensions and investment sales

	Present value of new business premiums1
	3 months 2012 £m	3 months 2011 £m	% Growth
			Sterling	Local2 currency
Life and pensions business
United Kingdom	2,443	2,513	(3%)	(3%)
Ireland	199	280	(29%)	(27%)
United Kingdom and Ireland	2,642	2,793	(5%)	(5%)
France	1,092	1,271	(14%)	(12%)
United States	1,034	786	32%	29%
Spain	402	524	(23%)	(21%)
Italy	673	874	(23%)	(21%)
Other developed markets	37	60	(38%)	(34%)
Developed markets	5,880	6,308	(7%)	(6%)
Poland	107	149	(28%)	(22%)
China	89	111	(20%)	(25%)
Hong Kong	27	39	(31%)	(33%)
India	36	36	-	9%
Singapore	126	81	56%	52%
South Korea	127	124	2%	2%
Other higher growth markets	124	126	(2%)	5%
Higher growth markets	636	666	(5%)	(3%)
Total life and pensions - continuing operations	6,516	6,974	(7%)	(6%)
Total life and pensions - discontinued operations3	-	796	(100%)	(100%)
Total life and pensions	6,516	7,770	(16%)	(15%)
Investment sales4
United Kingdom and Ireland	432	327	32%	32%
Aviva Investors	479	476	1%	3%
Higher growth markets	38	66	(42%)	(44%)
Total investment sales - continuing operations	949	869	9%	10%
Total investment sales - discontinued operations3	-	125	(100%)	(100%)
Total investment sales	949	994	(5%)	(3%)
Total long-term savings sales - continuing operations	7,465	7,843	(5%)	(4%)
Total long-term savings sales - discontinued operations3	-	921	(100%)	(100%)
Total long-term savings sales	7,465	8,764	(15%)	(14%)

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.
3. Prior period discontinued operations represent the results of Delta Lloyd.
4. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums

2 - Product analysis of life and pensions sales

	Present value of new business premiums1
	3 months 2012 £m	3 months 2011 £m	% Growth
			Sterling	Local2 currency
Life and pensions business
Pensions	1,264	1,124	12%	12%
Annuities	662	785	(16%)	(16%)
Bonds	128	271	(53%)	(53%)
Protection	300	250	20%	20%
Equity release	89	83	7%	7%
United Kingdom	2,443	2,513	(3%)	(3%)
Ireland	199	280	(29%)	(27%)
United Kingdom and Ireland	2,642	2,793	(5%)	(5%)
Life	284	243	17%	15%
Annuities	750	543	38%	36%
United States	1,034	786	32%	29%
Pensions	84	137	(39%)	(23%)
Savings	1,963	2,397	(18%)	(16%)
Annuities	10	13	(23%)	(23%)
Protection	147	182	(19%)	(18%)
Other developed markets	2,204	2,729	(19%)	(17%)
Developed markets	5,880	6,308	(7%)	(6%)
Higher growth markets	636	666	(5%)	(3%)
Total life and pensions sales - continuing operations	6,516	6,974	(7%)	(6%)
Total life and pensions sales - discontinued operations3	-	796	(100%)	(100%)
Total life and pensions sales	6,516	7,770	(16%)	(15%)

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.
3. Prior period discontinued operations represent the results of Delta Lloyd.

3 - Trend analysis of PVNBP - cumulative

	1Q11 YTD £m	2Q11 YTD £m	3Q11 YTD £m	4Q11 YTD £m	1Q12 YTD £m	% Growth on 1Q11
Life and pensions business - Present value of new business premiums1
Pensions	1,124	2,742	4,006	5,340	1,264	12%
Annuities	785	1,610	2,434	3,832	662	(16%)
Bonds	271	466	638	801	128	(53%)
Protection	250	490	749	1,025	300	20%
Equity release	83	160	234	317	89	7%
United Kingdom	2,513	5,468	8,061	11,315	2,443	(3%)
Ireland	280	553	757	917	199	(29%)
United Kingdom and Ireland	2,793	6,021	8,818	12,232	2,642	(5%)
France	1,271	2,345	3,224	4,047	1,092	(14%)
United States	786	1,658	2,796	3,932	1,034	32%
Spain	524	1,015	1,425	1,926	402	(23%)
Italy	874	1,778	2,517	2,993	673	(23%)
Other developed markets	60	121	185	201	37	(38%)
Developed markets	6,308	12,938	18,965	25,331	5,880	(7%)
Poland	149	305	403	487	107	(28%)
Asia	426	902	1,343	1,782	442	4%
Other higher growth markets	91	172	237	320	87	(4%)
Higher growth markets	666	1,379	1,983	2,589	636	(5%)
Total life and pensions	6,974	14,317	20,948	27,920	6,516	(7%)
Investment sales2	869	1,830	2,682	3,473	949	9%
Total long-term savings sales - continuing operations	7,843	16,147	23,630	31,393	7,465	(5%)
Total long-term savings sales - discontinued operations3	921	1,255	1,255	1,255	-	(100%)
Total long-term saving sales	8,764	17,402	24,885	32,648	7,465	(15%)

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

4 - Trend analysis of PVNBP - discrete

	1Q11 £m	2Q11 £m	3Q11 £m	4Q11 £m	1Q12 £m	% Growth on 4Q11
Life and pensions business - Present value of new business premiums1
Pensions	1,124	1,618	1,264	1,334	1,264	(5%)
Annuities	785	825	824	1,398	662	(53%)
Bonds	271	195	172	163	128	(21%)
Protection	250	240	259	276	300	9%
Equity release	83	77	74	83	89	7%
United Kingdom	2,513	2,955	2,593	3,254	2,443	(25%)
Ireland	280	273	204	160	199	24%
United Kingdom and Ireland	2,793	3,228	2,797	3,414	2,642	(23%)
France	1,271	1,074	879	823	1,092	33%
United States	786	872	1,138	1,136	1,034	(9%)
Spain	524	491	410	501	402	(20%)
Italy	874	904	739	476	673	41%
Other developed markets	60	61	64	16	37	131%
Developed markets	6,308	6,630	6,027	6,366	5,880	(8%)
Poland	149	156	98	84	107	27%
Asia	426	476	441	439	442	1%
Other higher growth markets	91	81	65	83	87	5%
Higher growth markets	666	713	604	606	636	5%
Total life and pensions	6,974	7,343	6,631	6,972	6,516	(7%)
Investment sales2	869	961	852	791	949	20%
Total long-term savings sales - continuing operations	7,843	8,304	7,483	7,763	7,465	(4%)
Total long-term savings sales - discontinued operations3	921	334	-	-	-	-
Total long-term saving sales	8,764	8,638	7,483	7,763	7,465	(4%)

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

5 - Geographical analysis of regular and single premiums - life and pensions sales

	Regular premiums							Single premiums
	3 months 2012 £m	Local currency growth	WACF	Present value £m	3 months 2011 £m	WACF	Present value £m	3 months 2012 £m	3 months 2011 £m	Local currency growth
Pensions	144	7%	4.8	695	135	4.5	606	569	518	10%
Annuities	-	-	-	-	-	-	-	662	785	(16%)
Bonds	-	-	-	-	-	-	-	128	271	(53%)
Protection	43	10%	7.0	300	39	6.4	250	-	-	-
Equity release	-	-	-	-	-	-	1	89	82	9%
United Kingdom	187	7%	5.3	995	174	4.9	857	1,448	1,656	(13%)
Ireland	13	(28%)	3.7	48	18	3.6	65	151	215	(28%)
United Kingdom and Ireland	200	4%	5.2	1,043	192	4.8	922	1,599	1,871	(14%)
France	23	-	7.3	167	24	6.5	157	925	1,114	(15%)
United States	27	23%	10.5	283	22	11.0	242	751	544	36%
Spain	21	(22%)	5.4	114	28	5.5	154	288	370	(20%)
Italy	26	24%	5.4	140	22	5.4	118	533	756	(28%)
Other developed markets	3	(50%)	11.0	33	6	7.8	47	4	13	(67%)
Developed markets	300	3%	5.9	1,780	294	5.6	1,640	4,100	4,668	(11%)
Poland	9	(18%)	9.0	81	12	8.7	104	26	45	(37%)
Asia	77	15%	4.8	372	67	4.7	318	70	108	(37%)
Other higher growth markets	16	(20%)	4.3	68	22	3.1	69	19	22	(10%)
Higher growth markets	102	4%	5.1	521	101	4.9	491	115	175	(34%)
Total life and pension sales - continuing operations	402	3%	5.7	2,301	395	5.4	2,131	4,215	4,843	(12%)
Total life and pension sales - discontinued operations1	-	(100%)	-	-	55	8.9	488	-	308	(100%)
Total life and pension sales	402	(9%)	5.7	2,301	450	5.8	2,619	4,215	5,151	(17%)
1. Prior period discontinued operations represent the results of Delta Lloyd.

6 - Geographical analysis of regular and single premiums - investment sales

Investment sales	Regular			Single			PVNBP
	3 months 2012 £m	3 months 2011 £m	Local currency growth	3 months 2012 £m	3 months 2011 £m	Local currency growth	Local currency growth
United Kingdom and Ireland	2	1	100%	430	326	32%	32%
Aviva Investors	2	2	-	477	474	3%	3%
Higher growth markets	-	-	-	38	66	(44%)	(44%)
Total investment sales - continuing operations	4	3	33%	945	866	10%	10%
Total investment sales - discontinued operations1	-	-	-	-	125	(100%)	(100%)
Total investment sales	4	3	33%	945	991	(4%)	(3%)
1. Prior period discontinued operations represent the results of Delta Lloyd.

7 - Trend analysis of general insurance and health net written premiums - discrete and cumulative

	Net written premiums
						Growth on 1Q11	Growth on 4Q11
	1Q11 Discrete £m	2Q11 Discrete £m	3Q11 Discrete £m	4Q11 Discrete £m	1Q12 Discrete £m	Sterling %	Sterling %
United Kingdom and Ireland*	1,334	1,390	1,323	1,268	1,216	(9%)	(4%)
France	359	225	201	231	368	3%	59%
Canada	426	599	537	521	454	7%	(13%)
Other developed markets1	136	112	131	105	124	(9%)	18%
Developed markets	2,255	2,326	2,192	2,125	2,162	(4%)	2%
Higher growth markets	66	61	67	70	74	12%	6%
Total net written premiums - continuing operations	2,321	2,387	2,259	2,195	2,236	(4%)	2%
Total net written premiums - discontinued operations2	369	188	-	-	-	(100%)	-
Total net written premiums	2,690	2,575	2,259	2,195	2,236	(17%)	2%

*UK and Ireland analysed as:
UK GI	1,013	1,045	1,020	1,032	974	(4%)	(6%)
RAC	79	85	97	-	-	(100%)	-
UK Health	109	136	97	131	120	10%	(8%)
Ireland GI and Health	133	124	109	105	122	(8%)	16%
United Kingdom and Ireland	1,334	1,390	1,323	1,268	1,216	(9%)	(4%)
1. Other developed markets includes Group Reinsurance.
2. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

	Net written premiums
						Growth on 1Q11
	1Q11 YTD £m	2Q11 YTD £m	3Q11 YTD £m	4Q11 YTD £m	1Q12 YTD £m	Sterling %	Local currency %
United Kingdom and Ireland*	1,334	2,724	4,047	5,315	1,216	(9%)	(9%)
France	359	584	785	1,016	368	3%	5%
Canada	426	1,025	1,562	2,083	454	7%	6%
Other developed markets1	136	248	379	484	124	(9%)	(7%)
Developed markets	2,255	4,581	6,773	8,898	2,162	(4%)	(4%)
Higher growth markets	66	127	194	264	74	12%	17%
Total net written premiums - continuing operations	2,321	4,708	6,967	9,162	2,236	(4%)	(3%)
Total net written premiums - discontinued operations2	369	557	557	557	-	(100%)	(100%)
Total net written premiums	2,690	5,265	7,524	9,719	2,236	(17%)	(16%)

*UK and Ireland analysed as:
UK GI	1,013	2,058	3,078	4,110	974	(4%)	(4%)
RAC	79	164	261	261	-	(100%)	(100%)
UK Health	109	245	342	473	120	10%	10%
Ireland GI and Health	133	257	366	471	122	(8%)	(8%)
United Kingdom and Ireland	1,334	2,724	4,047	5,315	1,216	(9%)	(9%)
1. Other developed markets includes Group Reinsurance.
2. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

8 - Sovereign exposures

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

31 March 2012	Participating fund assets £bn	Shareholder assets £bn	Total £bn
Greece	-	-	-
Ireland	0.4	0.2	0.6
Portugal	0.2	-	0.2
Italy	6.0	0.8	6.8
Spain	0.8	0.3	1.1
Total Greece, Ireland, Portugal, Italy and Spain	7.4	1.3	8.7
FY11 Greece, Ireland, Portugal, Italy and Spain	6.9	1.3	8.2

9 - Exposure to worldwide bank debt securities

Shareholder asset direct exposures to banks (net of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating assets
Debt securities	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.3	-	0.3
France	0.1	-	0.1	3.5	1.0	4.5
Germany	0.1	0.1	0.2	0.4	0.5	0.9
Ireland	0.1	-	0.1	-	-	-
Italy	0.1	-	0.1	0.3	0.1	0.4
Netherlands	0.4	0.2	0.6	1.6	0.2	1.8
Portugal	-	-	-	0.1	-	0.1
Spain	0.7	0.2	0.9	1.0	0.2	1.2
United Kingdom	0.5	0.5	1.0	0.8	1.3	2.1
United States	1.2	0.8	2.0	1.0	0.1	1.1
Other	0.9	0.4	1.3	2.0	0.6	2.6
Total	4.1	2.2	6.3	11.0	4.0	15.0
FY11	3.7	2.2	5.9	10.6	3.6	14.2

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 May, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary